UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __ )*

America’s Suppliers, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

03063J106

(CUSIP Number)

Christopher P. Baker

c/o C.P. Baker & Company, Ltd.

280 Summer Street, 9th Floor

Boston, Massachusetts 02210

(617) 439-0770

With a copy to:

Michael F. Patterson, Esq.

Polsinelli PC

One East Washington, Suite 1200

Phoenix, Arizona 85004

(602) 650-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03063J106

1	Names of Reporting Persons. Christopher P. Baker
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3	SEC Use Only.
4	Source of funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship of Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 4,310,875
	8	Shared Voting Power 2,711,056
	9	Sole Dispositive Power 4,310,875
	10	Shared Dispositive Power 2,711,056

11	Aggregate Amount Beneficially Owned by Each Reporting Person. 7,021,931
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11). 48.30%
14	Type of Reporting Person (See Instructions). IN

CUSIP No. 03063J106

1	Names of Reporting Persons. C.P. Baker & Company, Ltd. Profit Sharing Plan
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3	SEC Use Only.
4	Source of funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship of Place of Organization. Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 103,483
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 103,483

11	Aggregate Amount Beneficially Owned by Each Reporting Person. 103,483
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11). 0.74%
14	Type of Reporting Person (See Instructions). EP

CUSIP No. 03063J106

1	Names of Reporting Persons. Adrienne M. Baker
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3	SEC Use Only.
4	Source of funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship of Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 434,596
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 434,596

11	Aggregate Amount Beneficially Owned by Each Reporting Person. 434,596
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11). 3.11%
14	Type of Reporting Person (See Instructions). IN

CUSIP No. 03063J106

1	Names of Reporting Persons. Catanese Family 2005 Minority Trust, FBO Allyson Catanese
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3	SEC Use Only.
4	Source of funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship of Place of Organization. Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 20,018
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,018

11	Aggregate Amount Beneficially Owned by Each Reporting Person. 20,018
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11). 0.14%
14	Type of Reporting Person (See Instructions). OO

CUSIP No. 03063J106

1	Names of Reporting Persons. Catanese Family 2005 Minority Trust, FBO Michelle Catanese
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3	SEC Use Only.
4	Source of funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship of Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 19,774
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,774

11	Aggregate Amount Beneficially Owned by Each Reporting Person. 19,774
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11). 0.14%
14	Type of Reporting Person (See Instructions). OO

CUSIP No. 03063J106

1	Names of Reporting Persons. Catanese Family 2005 Minority Trust, FBO Anthony Catanese Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3	SEC Use Only.
4	Source of funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship of Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 32,060
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 32,060

11	Aggregate Amount Beneficially Owned by Each Reporting Person. 32,060
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11). 0.23%
14	Type of Reporting Person (See Instructions). OO

CUSIP No. 03063J106

1	Names of Reporting Persons. Anasazi Partners III, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3	SEC Use Only.
4	Source of funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship of Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 927,003
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 927,003

11	Aggregate Amount Beneficially Owned by Each Reporting Person. 927,003
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11). 6.59%
14	Type of Reporting Person (See Instructions). OO

CUSIP No. 03063J106

1	Names of Reporting Persons. Anasazi Partners III Offshore, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3	SEC Use Only.
4	Source of funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship of Place of Organization. British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 827,051
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 827,051

11	Aggregate Amount Beneficially Owned by Each Reporting Person. 827,051
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11). 5.88%
14	Type of Reporting Person (See Instructions). CO

CUSIP No. 03063J106

1	Names of Reporting Persons. Anasazi Partners II, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3	SEC Use Only.
4	Source of funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship of Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 447,691
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 447,691

11	Aggregate Amount Beneficially Owned by Each Reporting Person. 447,691
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11). 3.19%
14	Type of Reporting Person (See Instructions). OO

CUSIP No. 03063J106

1	Names of Reporting Persons. C.P. Baker & Company, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3	SEC Use Only.
4	Source of funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship of Place of Organization. Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 43,084
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 43,084

11	Aggregate Amount Beneficially Owned by Each Reporting Person. 43,084
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11). 0.31%
14	Type of Reporting Person (See Instructions). CO

Item 1. Security and Issuer

This statement relates to the beneficial ownership of the Common Stock, $0.001 Par Value (the “Shares”), of America’s Suppliers, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 7575 E. Redfield Road, Suite 201, Scottsdale, Arizona 85260.

Item 2. Identity and Background

(a) – (c), (f) This statement is filed jointly by the following reporting persons (together, the “Reporting Persons”) as permitted by Rule 13d-1(k) promulgated by the Commission under Section 13 of the Securities Exchange Act of 1934. The Reporting Persons are:

Christopher P. Baker (“Chris”)

C.P. Baker & Company, Ltd. Profit Sharing Plan (the “Plan”)

Adrienne M. Baker (“Adrienne”)

Catanese Family 2005 Minority Trust, FBO Allyson Catanese (“Allyson Trust”)

Catanese Family 2005 Minority Trust, FBO Michelle Catanese (“Michelle Trust”)

Catanese Family 2005 Minority Trust, FBO Anthony Catanese Jr. (“Anthony Trust”)

Anasazi Partners III, LLC, a Delaware limited liability company (“Anasazi III”)

Anasazi Partners III Offshore, Ltd., a British Virgin Islands corporation (“Anasazi Offshore”)

Anasazi Partners II, LLC, a Delaware limited liability company (“Anasazi II”)

C.P. Baker & Company, Ltd., a Massachusetts corporation (“CPB”)

Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person. By their signature on this statement, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person.

The business address of each of the Reporting Persons is c/o C.P. Baker & Company, Ltd., 280 Summer Street, 9th Floor, Boston, Massachusetts 02210. A list of the directors, executive officers, controlling persons and/or managers, as appropriate, of Anasazi Offshore, Anasazi III, Anasazi II and CPB is attached hereto as Exhibit 99.1.

Mr. Baker’s principal occupation is President and Chief Executive Officer of CPB, which is a family office and holding company. Mr. Baker is also the sole manager of C.P. Baker, LLC, a wholly-owned subsidiary of CPB, which serves as the manager of Anasazi Offshore, Anasazi III and Anasazi II, each of which is an investment fund. Mr. Baker also serves as Chairman of the Board of the Company. Mr. Baker is a resident of Massachusetts and a citizen of the United States. The address of CPB and C.P. Baker, LLC is listed above. Adrienne Baker is the trustee of each of Allyson Trust, Michelle Trust and Anthony Trust (collectively, “Catanese Trusts”). Mrs. Baker’s principal occupation is as an attorney with Dechert, LLP and she is a resident of Massachusetts and a citizen of the United States. The office of Dechert, LLP is One International Place, 40th Floor, 100 Oliver Street, Boston, Massachusetts 02110-2605. The Plan is an employee benefit plan for the benefit of the employees of CPB for which Mr. Baker serves as trustee.

(d) – (e) None of the Reporting Persons, nor any manager, director, executive officer or controlling person of the Reporting Persons, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction involving a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons purchased the Shares reported in this Schedule 13D through multiple open market transactions. Shares acquired by each of Chris and Adrienne were purchased with personal funds of the respective Reporting Persons in an aggregate amount of $190,783.06. Shares acquired by the Plan were purchased with participant contributions in an aggregate amount of $18,248.45. Shares acquired by the Catanese Trusts were purchased with trust funds of the respective Reporting Persons in an aggregate amount of $12,339.40. Shares acquired by each of Anasazi III, Anasazi Offshore, Anasazi II and CPB were purchased with general working capital of the respective Reporting Persons in an aggregate amount of $5,096.30. The information from Item 5(c) is incorporated in this Item 3 by reference.

Item 4. Purpose of Transaction

Each of the Reporting Persons made the purchases noted in Item 3 above for investment purposes.  Each of the Reporting Persons will review its investments in the Shares from time to time and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Company, the availability and price of the Shares or other securities related to the Company, and other general market and investment conditions, each of the Reporting Persons may determine to:

•     acquire additional Shares through open market purchases or otherwise;

•     sell, trade, engage in short selling of, hedge, or enter into any similar transactions with respect to the Shares through the open market or otherwise; or

•     otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Company.

As part of each of the Reporting Persons’ ongoing review of their respective investment in the Shares, Chris may from time to time engage in talks or discussions with various parties, including, without limitation, the Company’s Board of Directors, management or representatives of the Company, other shareholders of the Company and other persons or entities, in each case regarding the Company’s affairs and strategic alternatives. From time to time prior to the date of this filing, Chris has had talks or discussions with the Company’s management and other shareholders of the Company regarding the Company’s affairs and strategic alternatives. To the knowledge of the Reporting Persons, none of the matters so discussed have resulted in the Company, its Board of Directors or its significant shareholders pursuing any specific course of action.

The Reporting Persons may undertake from time to time, and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Company, the availability and price of the Shares or other securities related to the Company, and other general market investment conditions, to pursue various strategic alternatives in respect of their respective investment in the Company. Such actions may include, without limitation, direct or indirect participation in the following:

•      forming and conducting potential strategic developments and plans related to the Company;

•      making recommendations to the Company’s Board of Directors and management of the Company concerning various business strategies, mergers, acquisitions, dispositions, dividend policy, capital structure, articles of incorporation or bylaws or other matters;

•      seeking to acquire control of the Company through a merger, proxy solicitation, tender offer, exchange offer or otherwise;

•      restructuring and effecting other significant transactions with respect to the Company;

•      participating in a “going-private” transaction;

•      taking any other actions that could have the purpose or effect of directly or indirectly changing or influencing control of the Company; or

•   providing financing for any of the foregoing.

The Reporting Persons undertake to amend this Schedule 13D to the extent the Reporting Persons definitively intend any plan or proposal to affect such strategic alternatives related to each of the Reporting Persons’ respective investment in the Shares. There can be no assurance, however, that the possible courses of action expressed in this Item 4 will be pursued or, if pursued, will be consummated by any of the Reporting Persons.

Item 5. Interest in Securities of Issuer

(a) & (b). The information from lines 7-11 of the cover pages, inclusive, and line 13 of the cover pages of this Schedule 13D corresponding to each of the Reporting Persons is incorporated in this Item 5 by reference. Shares reported as beneficially owned by each of Anasazi Offshore, Anasazi III, Anasazi II, Adrienne, CPB and the Plan are also reported as beneficially owned by Chris, as the sole manager of C.P. Baker, LLC and the manager of each of Anasazi Offshore, Anasazi III and Anasazi II. Adrienne is the wife of Chris and the two reside together. Additionally, Chris is the President and Chief Executive Officer of CPB and the trustee of the Plan. Unless otherwise indicated below, by reason of such relationships each of Anasazi Offshore, Anasazi III, Anasazi II, Adrienne, the Plan and CPB is reported as having shared power to vote or to direct the vote and shared power to dispose or direct the disposition of, such Shares with Chris.

Shares reported as beneficially owned by the Catanese Trusts are also reported as beneficially owned by Adrienne as the trustee of each of the Catanese Trusts. By reason of such relationship, the Catanese Trusts are reported as having shared to power to vote or to direct the vote and shared power to dispose or direct the disposition of such Shares with Adrienne.

Shares reported as beneficially owned by Chris include warrants to purchase 265,185 Shares and options to purchase 60,000 Shares, all of which are immediately exercisable by Chris. Shares reported as beneficially owned by Chris also include 77,000 Shares held by Chris as custodian for his minor daughter and 71,406 Shares held by Chris as custodian for his minor son.

Shares reported as beneficially owned by each of Anasazi Offshore, Anasazi III, Anasazi II and CPB include warrants to purchase 88,631, 101,843, 47,691 and 3,605 Shares, respectively, all of which are immediately exercisable.

(c)        During the past sixty days, the Reporting Persons effected the following purchases in the Shares:

Identity of Reporting Person	Date of Transaction	Amount of Shares Involved	Price Per Share	How Transaction Effected
Catanese Family 2005
Minority Trust, FBO Anthony				Open Market
Catanese Jr.	September 27, 2013	12,060	$0.14	Purchase
Christopher P. Baker	November 12, 2013	2,171	$0.12	Open Market Purchase
Christopher P. Baker	November 14, 2013	5,000	$0.12	Open Market Purchase
Christopher P. Baker	November 20, 2013	20	$0.11	Open Market Purchase
Christopher P. Baker	November 22, 2013	500	$0.11	Open Market Purchase
Christopher P. Baker	November 25, 2013	110	$0.11	Open Market Purchase

Except as disclosed herein, the Reporting Persons did not effect any transactions in the Shares during the past sixty days.

(d)        Not applicable.

(e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise disclosed in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationships (legal or otherwise) with any person with respect to the Shares, including but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 List of Directors, Officers, Controlling Persons and Managers
Exhibit 99.2 Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 3, 2013

/s/ Christopher P. Baker
Christopher P. Baker

/s/ Adrienne M. Baker
Adrienne M. Baker

C.P. BAKER & COMPANY, LTD. PROFIT SHARING PLAN

By:	/s/ Christopher P. Baker
Christopher P. Baker, Trustee

CATANESE FAMILY 2005 MINORITY TRUST, FBO ALLYSON CATANESE

By:	/s/ Adrienne M. Baker
Adrienne M. Baker, Trustee

CATANESE FAMILY 2005 MINORITY TRUST, FBO MICHELLE CATANESE

By:	/s/ Adrienne M. Baker
Adrienne M. Baker, Trustee

CATANESE FAMILY 2005 MINORITY TRUST, FBO ANTHONY CATANESE, JR.

By:	/s/ Adrienne M. Baker
Adrienne M. Baker, Trustee

ANASAZI PARTNERS III, LLC

By:	C.P. Baker, LLC, Manager

	By:	/s/ Christopher P. Baker
Christopher P. Baker, Manager

ANASAZI PARTNERS III OFFSHORE, LTD.

By:	C.P. Baker, LLC, Manager

	By:	/s/ Christopher P. Baker
Christopher P. Baker, Manager

ANASAZI PARTNERS II, LLC

By:	C.P. Baker, LLC, Manager

By:	/s/ Christopher P. Baker
Christopher P. Baker, Manager

C.P. BAKER & COMPANY, LTD.

By:	/s/ Christopher P. Baker
Christopher P. Baker, President